August 31, 2007

Via U.S. Mail and Facsimile (011-30-210-898-3788)

Mons S. Bolin
Chief Executive Officer
Aries Maritime Transport Limited
18 Zerva Nap., Glyfada
Athens 166 75, Greece

	Re:	Aries Maritime Transport Limited
		Form 20-F for the Fiscal Year Ended December 31, 2006
		Filed April 20, 2007
		File No. 1-32520

Dear Mr. Bolin:

      We have reviewed your response letter dated July 18, 2007 and have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. You state that one of your subsidiaries has time chartered its vessel, Energy 1, to the Iranian company, IRISL, and that your vessel, High Rider, called on an Iranian port under a period charter agreement. You also state that you believe you are in compliance with OFAC regulations. Please tell us whether you or any of your subsidiaries that own the vessels having contacts with Iran employ U.S. citizens who are involved in the daily operations of, or have served as members of the crew of, the vessels that are chartered to
Iran or have called on Iranian ports.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-
3470.

								Sincerely,



								Cecilia Blye, Chief
								Office of Global Security
Risk

cc: 	Max Webb
		Assistant Director
	Division of Corporation Finance


Mons S. Bolin
Aries Maritime Transport Limited
August 31, 2007
Page 1